Exhibit (p)(1)

[Title]

The Code of Ethics and Standards of Conduct (the “Code of Ethics”) applies to all employees1 of Amplify Investments LLC (“Amplify”). Adherence to the Code of Ethics is a basic condition of employment. Failure to adhere to our Code of Ethics may result in disciplinary action, including termination of employment.

Amplify, as a fiduciary, is obligated to act with unwavering good faith and place our clients’ interests above all else. Because our clients rely on us to safeguard and manage their assets, we are held to a heightened standard of conduct and integrity. This responsibility requires every employee to demonstrate the highest level of honesty and ethical behavior in all interactions. Our fiduciary duty—together with Rule 204A-1 of the Investment Advisers Act of 1940—forms the foundation of this Code of Ethics and defines the expectations that guide every aspect of our relationship with clients.

I.	Standards of Conduct

Our business is highly regulated, and we are committed as a firm to act with integrity and in accordance with both the letter and the spirit of the law.

The fundamental position of Amplify is, and has been, that each of our employees owes a fiduciary duty to the clients of Amplify to place the interests of those clients above the employees’ own interests. All employees must conduct their activities and carry out their responsibilities at all times in accordance with the following standards:

•	Client interests must come first. Each employee will place at all times the interests of each client of Amplify first. In particular, each employee must avoid serving his or her own personal interests ahead of the interests of Amplify clients.

•	Each employee must avoid any situation involving an actual or potential impropriety with respect to his or her duties and responsibilities to Amplify clients.

•	No employee will take advantage of his or her position of trust and responsibility at Amplify and must avoid any situation that might compromise or call into question his or her exercise of full independent judgment in the best interests of Amplify clients.

•	Avoid violations of the federal securities laws. No employee will engage in any act, practice or course of conduct that would violate any applicable federal securities laws[2].

Amplify’s policies reflect its desire to detect and prevent not only situations involving actual or potential conflict of interests, but also those situations involving an appearance of conflict or of unethical conduct. Amplify’s business is one dependent upon public confidence. The mere appearance or possibility of doubtful loyalty is as important to avoid as actual disloyalty itself. The appearance of impropriety could tarnish Amplify’s name and damage its reputation to the detriment of all those with whom we do business.

II.	Personal Trading and Required Reporting

MyComplianceOffice (“MCO”) is the platform utilized by Compliance to administer the Code of Ethics.

A.	Reportable Accounts

You are required to report all investment accounts with which you, your spouse, domestic partner, child, or any other immediate family member (living in the same household) have beneficial ownership3 or interests. Reportable Accounts include, but are not limited to, any account held at a broker-dealer or bank in which any Reportable Securities are or could be held for the employee’s direct or indirect benefit. Even if you choose to only invest in Non-Reportable Securities, if your account has the ability to hold Reportable Securities as later described in this Code of Ethics, the account would be deemed a Reportable Account. Again, this means an account can exclusively hold Non-Reportable Securities and still require reporting of the account itself within MCO.

[1]	As used herein, “employee” means any manager, director, officer, partner, investment advisory representative, clerical, administrative or other employee of the firm.
[2]	Federal securities laws means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Advisers Act of 1940, the Investment Company Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act as it applies to investment advisers and investment companies, and any rules adopted thereunder by the SEC or the Department of Treasury.
[3]	"Beneficial Ownership" means a direct or indirect pecuniary interest in a security, as set forth in Section 16 of the Securities Exchange Act of 1934, as amended. A person, for example, would be deemed to have a beneficial ownership of securities if he or she directly owns the securities, his or her spouse or minor children own the securities, or if such person, by contract, arrangement, understanding or relationship, has sole or shared voting or investment power over the securities held by such person.

Employees may open personal securities trading accounts only with broker-dealers or other financial institutions that agree to electronically provide Amplify Investments LLC with all employee trade information. Any exception to this must be pre-approved by Compliance.

Some common examples of Reportable Accounts are identified below:

Reportable	Non-Reportable

•      A brokerage account

•      A former 401(k) account that holds Reportable Securities

•      An IRA established at a broker-dealer or bank

•      A transfer agent account (e.g., Computershare) that holds Reportable Securities

•      A brokerage account that holds only mutual funds but has the ability to hold other Reportable Securities

•      An employee stock compensation account

•      A Managed Account, Wrap Account, or Robo-Advisor (requires approval for exemption from trading rules)

•      An account that may hold Affiliated Funds

•      Trump Accounts[4]

•      A direct open-end mutual fund account

•      A former 401(k) account that can hold only non-affiliated funds (no company stock or other Reportable Securities offered)

•      An IRA established directly with a mutual fund company and the investments are limited to such mutual fund company’s offerings

•      A cash savings account

•      A money market account

•      A cryptocurrency account (e.g., Bitcoin wallet)

•      A 529 college savings plan

•      A Non-Controlled Account (e.g. a Charitable Remainder Trust, please contact Compliance if you believe an account is non-controlled to confirm)

B.	Account Exemptions

These account types may be exempted from the Code of Ethics’ preclearance requirements upon written request and approval by Compliance. Please note that while these account exemptions do not extend to the Reporting Requirements as outlined by this policy, approved Managed Accounts not connected to data feeds within MCO will not require manual entry of transactions into the system as long as duplicate statements are provided documenting all trading activity.

1.	Managed Account

A Managed Account is a fully discretionary account opened or maintained by you (or an immediate family member living in the same household) for which a broker, investment adviser, bank, etc., exercises sole investment discretion. You (or immediate family member) may not be consulted or have any input on specific transactions placed in the account prior to execution in order for the account to qualify for the exemption.

[4]	Unlike 529 accounts, Trump Accounts can invest in underlying securities that are not preselected mutual funds.

2.	Wrap Account

A Wrap Account is an asset allocation account offered by a financial institution such as a broker-dealer or bank, where all investment and trading decisions are made by the program sponsor in accordance with a pre- determined asset allocation model and the employee —or family member to the extent the employee is the beneficial owner of those shares—has no discretion over the particular investments selected or trades placed.

3.	Robo-Advisor Account

A Robo-Advisor Account is an account where all underlying trading is automated via algorithms or preset models, with contributions to the account oftentimes being automated in some fashion, such as with Acorns accounts.

C.	Reportable Securities

Reportable Securities include:	Reportable Securities DO NOT include:

•      Stocks (common and preferred) or other equity securities, including any security convertible into equity securities

•      Bonds and Notes

•      Exchange-Traded Funds (ETFs)

•      Depositary Receipts

•     Derivatives, including options and futures

•      Closed-End Funds

•      Real Estate Investment Trusts (REITs)

•      Voluntary Corporate Actions

•      Limited Partnerships and Limited Liability Company interests

•      Warrants and Rights

•      Initial Public Offering (IPO) investments

•      Limited Offering[5] investments

•      Initial Coin Offerings (ICOs) and Virtual Tokens

•      Shares of open-end mutual funds

•      Direct obligations of the U.S. Government

•      Shares of money market funds

•      Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality debt instruments, including repurchase agreements

•      Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds

•      Cryptocurrency Coins/Tokens (traditional securities that track/utilize cryptocurrencies as an underlying asset are considered reportable)

D.	Prediction Markets

An Event Contract is a derivative contract based on a specified event. It is also known as a prediction or information contract.

Event Contracts involving individual securities/issuers, securities indices, financial markets, currency spreads, or similar financial indices are prohibited.

[5]“	“Limited Offering” means an offering that is exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) or Section 4(6) or pursuant to rule 504, rule 505 or rule 506 thereunder. Limited offerings are often referred to as “private placements” and many unregistered investment vehicles such as hedge funds, private equity funds, and venture capital funds are offered pursuant to these exemptions. Crowdfunding, which are investments made through crowdfunding sites that serve to match entrepreneurs with investors, are deemed private placements.

E.	Personal Trading Preclearance Requirements

Preclearance is required prior to trading into or out of Reportable Securities, in accordance with the table below unless an exception applies.

Category	Requirements & Exemptions
Amplify Funds	Preclearance via MCO Required
Securities on Restricted List*	Preclearance via MCO Required If the market cap is under $2 billion Preclearance NOT Required If the market cap is over $2 billion
Securities NOT on Restricted List*	Preclearance NOT Required
De Minimis Transactions (principal amount of < $1,000)	Preclearance NOT Required
IPOs	Preclearance via MCO Required
Limited Offerings	Preclearance via MCO Required

* Restricted List refers to securities and related securities (e.g., options) held within Amplify’s funds

Requests for preclearance are required to be entered in MCO. If your request has been approved or denied, you will receive immediate notification and are only permitted to transact if your preclearance has been approved. A preclearance approval is valid the same date of the approval plus one (1) business day following the date of approval, this is the “Preclearance Window”. If you do not execute your transaction within the Preclearance Window, an additional preclearance request must be submitted and approved prior to trading. If a preclearance is requested and approved outside of trading hours such that the transaction’s trade date will be outside the Preclearance Window, the transaction must either be entered at that time or preclearance would need to be re-requested on the actual trade date. If your preclearance request is denied, you are prohibited from buying or selling such security.

NOTE: Participation in IPOs and Limited Offerings require preclearance approval by Compliance and will be considered on a case-by-case basis.

F.	Initial and Annual Holdings Reports

You must disclose all Reportable Accounts and all Reportable Securities you hold within 10 calendar days after you begin employment at or association with Amplify. You will be required to review and update your holdings and securities account information annually thereafter.

For initial holdings reports, holdings information must be current as of a date no more than 45 days prior to the date you became covered by the Code of Ethics. Please note that you cannot make personal trades until you have submitted an initial holdings report.

For subsequent annual reports, holdings information must be current as of a date no more than 45 days prior to the date the report is submitted. Please note that your annual holdings report must account for both volitional and non-volitional transactions.

At the time you file your initial and annual reports, you will be asked to confirm that you have read and understand the Code of Ethics.

New employees that fail to submit their initial certifications and initial holdings report within 10 calendar days of employment start date are prohibited from engaging in any transactions until such report is completed.

G.	Quarterly Transaction Reports

You must submit a quarterly transaction report no later than 30 calendar days after each quarter end via MCO, even if you did not make any personal trades during that quarter. In the reports, you must either confirm that you did not make any personal trades (except for those resulting from non-volitional events) or provide information regarding all volitional transactions in Reportable Securities.

H.	Duplicate Statements and Trade Confirmations

You are required to provide Amplify with duplicate copies of confirmations and periodic statements for all Reportable Securities transactions and Reportable Accounts. It is your responsibility to direct your broker to deliver duplicate confirmations and statements to Amplify. This applies to all accounts with Reportable Securities, including Managed Accounts. Certain brokers provide Amplify with brokerage account data to MCO daily through a direct data feed. Submission of transactions and holdings to Amplify via an electronic feed into MCO satisfies this duplicate copies requirement, however it is still ultimately the employee’s responsibility to ensure any reportable transactions not recorded by data feeds are manually uploaded with statements to confirm.

I.	Prohibited Activities

Transactions in any security while in possession of material non-public information are strictly prohibited. Such transactions are unethical and illegal. Refer to Amplify’s Insider Trading policy for further information.

III.	Additional Requirements for Persons Registered with Foreside

For employees that are also registered representatives with Foreside.

A.	Accounts at Other Broker-Dealers and Financial Institutions

FINRA rules require that before opening or otherwise establishing an account in which you have control or a beneficial financial interest you must first obtain written consent from Foreside. You may request a letter of approval by disclosing your intent to open an account in QuestCE.

B.	Private Securities Transactions

All private securities transactions need to be submitted to Foreside for consideration prior to engaging in such activity. You must receive prior written approval of the activity from your supervising principal and from Foreside. Generally, a representative will be considered to be engaged in activities related to a securities transaction if they participate in or direct the execution of any securities transactions whether or not they have recommended the transaction. Accordingly, you should discuss with your supervising principal and Foreside any potential securities transactions you wish to execute away from your association with Foreside.

NOTE: Investments made for your own personal account are not considered private securities transactions. Common examples of private securities transactions include a registered representative (RR) soliciting investors for a private placement offering not sponsored or distributed by their employing firm. Another scenario involves RRs selling interests in a hedge fund or a private equity fund separate from their firm’s approved product shelf. Direct investments in a private company, such as a startup seeking seed capital, also fall under this definition if the RR facilitates the capital raise and receives a finder’s fee.

IV.	Compliance with the Code Of Ethics

Compliance is responsible for monitoring compliance with the Code of Ethics. Compliance will periodically request certifications and review holdings and transaction reports for potential violations. They may also request additional information or reports.

It is our collective responsibility to uphold the Code of Ethics.

A.	Code of Ethics Violations

In addition to the formal reporting requirements described in this Code of Ethics, you have a responsibility to report any violations of the Code of Ethics. If you have any doubt as to the appropriateness of any activity, believe that you have violated the Code of Ethics, or become aware of a violation of the Code of Ethics by another individual, you should consult the Chief Compliance Officer.

Potential violations of the Code of Ethics will be investigated and considered by Compliance. All violations of the Code of Ethics will be reported to the Chief Compliance Officer and the Chief Compliance Officer may impose any sanctions as deemed appropriate, including disgorgement of profits, reversal of the trade or suspension of trading privileges.

B.	Escalating Concerns

Amplify strives to create a “speak up” culture and encourages its employees to come forward with any compliance concerns. Amplify has adopted a Whistleblowing policy to facilitate the reporting of compliance concerns by providing an open and transparent environment in which employees feel safe to “speak up” through (i) multiple accessible channels to report compliance concerns in good faith and free from the risk of retaliation; and (ii) procedures to ensure that compliance concerns are investigated promptly, fairly and in accordance with legal obligations.

The Whistleblowing policy outlines the steps employees should take to report any compliance concern that they reasonably believe, or suspect have taken place or are taking place involving Amplify.

C.	Waivers of the Code of Ethics

Determinations as to the meanings and effects of this Code of Ethics may be made by the Chief Compliance Officer in the event of a dispute or matter of interpretation.

If necessary, the Chief Compliance Officer may waive any requirement of this Code of Ethics if the Chief Compliance Officer finds that such a waiver: (i) is necessary to alleviate hardship and is otherwise appropriate under all facts and circumstances; (ii) will not be inconsistent with objectives of this Code of Ethics; (iii) will not adversely affect the interests of Amplify clients; (iv) does not violate applicable law; and (v) is not likely to allow a securities transaction or conduct that would violate applicable laws or regulations.

Waivers may be granted by the Chief Compliance Officer only in rare instances and must be in writing.

D.	Confidentiality

All information obtained from any employee hereunder will be kept in strict confidence by Amplify, except that reports of securities transactions hereunder will be made available to the Securities and Exchange Commission, or any other regulatory or self-regulatory organization, to the extent required by law or regulation.

V.	Recordkeeping

Amplify will maintain and preserve in an easily accessible place:

A.	A copy of the Code of Ethics (and any prior code of ethics that was in effect at any time during the past five years) for a period of five years.

B.	A record of all initial and annual certifications submitted by each person who is currently, or who has been within the past five years, an employee of Amplify.

C.	A record of any violation of the Code of Ethics and of any action taken as a result of such violation for a period of five years following the end of the calendar year in which the violation occurs.

D.	A copy of each report submitted under the Code of Ethics for a period of five years. Only those reports submitted during the previous two years must be maintained and preserved in an easily accessible place.

E.	A list of all persons who are, or within the past five years were, required to make reports pursuant to the Code of Ethics.

Page 6 of 6